================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D


                             EVOLVE SOFTWARE, INC.
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   30049P104
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                            Francis S. Currie, Esq.
                             Davis Polk & Wardwell
                              1600 El Camino Real
                          Menlo Park, California 94025
                                 (650) 752-2000

                               September 23, 2001
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            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

================================================================================
-------------------
CUSIP No. 30049P104                   13D
-------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Warburg Pincus Private Equity VIII, L.P.         I.R.S. #13-416869
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
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                                        7   SOLE VOTING POWER
                                            0
                                       -----------------------------------------
                NUMBER OF SHARES        8   SHARED VOTING POWER
           BENEFICIALLY OWNED BY EACH        60,773,430(1)
              REPORTING PERSON WITH    -----------------------------------------
                                        9   SOLE DISPOSITIVE POWER
                                            0
                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER
                                            50,003,298(2)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              60,773,430(1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              67.4%(3)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

--=-----------------------------------------------------------------------------
--------------

     (1) Includes 50,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Purchase Agreement (discussed in Items 3-5), 10,770,132 shares of Common Stock held by certain other stockholders of the issuer that are subject to the Voting Agreement (discussed in Item 6) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Includes 50,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Purchase Agreement and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (3) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of August 31, 2001 (as represented by the issuer in the Purchase Agreement) and including shares issuable within 60 days to the Reporting Persons.

================================================================================
-------------------
CUSIP No. 30049P104                   13D
-------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Warburg Pincus & Co.                            I.R.S. #13-6358475
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
--------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER
                                            0
                                       -----------------------------------------
              NUMBER OF SHARES          8   SHARED VOTING POWER
         BENEFICIALLY OWNED BY EACH         60,773,430(1)
            REPORTING PERSON WITH      -----------------------------------------
                                        9   SOLE DISPOSITIVE POWER
                                            0
                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER
                                            50,003,298(2)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              60,773,430(1)

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              67.4%(3)

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              PN
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

--------------------------------------------------------------------------------

--------------
     (1) Includes 50,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Purchase Agreement (discussed in Items 3-5), 10,770,132 shares of Common Stock held by certain other stockholders of the issuer that are subject to the Voting Agreement (discussed in Item 6) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Includes 50,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Purchase Agreement and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (3) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of August 31, 2001 (as represented by the issuer in the Purchase Agreement) and including shares issuable within 60 days to the Reporting Persons.

================================================================================
-------------------
CUSIP No. 30049P104                   13D
-------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Warburg Pincus LLC                              I.R.S. #13-3536050
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              N/A
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York

--------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER
                                            0
                                       -----------------------------------------
             NUMBER OF SHARES           8   SHARED VOTING POWER
        BENEFICIALLY OWNED BY EACH          60,773,430(1)
           REPORTING PERSON WITH       -----------------------------------------
                                        9   SOLE DISPOSITIVE POWER
                                            0
                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER
                                            50,003,298(2)
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              60,773,430(1)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                        [ ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              67.4%(3)
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------
                    [*SEE INSTRUCTIONS BEFORE FILLING OUT!]

-------------------------------------------------------------------------------

--------------
     (1) Includes 50,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Purchase Agreement (discussed in Items 3-5), 10,770,132 shares of Common Stock held by certain other stockholders of the issuer that are subject to the Voting Agreement (discussed in Item 6) and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (2) Includes 50,000,000 shares of Common Stock that may be acquired within 60 days pursuant to the Purchase Agreement and 3,298 shares of Common Stock owned by a Member and Managing Director of Warburg Pincus LLC and Partner of Warburg Pincus & Co.

     (3) Calculated in accordance with Rule 13d-3 under the Exchange Act, based upon the number of shares of Common Stock outstanding as of August 31, 2001 (as represented by the issuer in the Purchase Agreement) and including shares issuable within 60 days to the Reporting Persons.

     This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC") and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons").

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share of Evolve Software, Inc., a Delaware corporation (the "Company"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

   Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, and is being filed pursuant to Rule 13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 1400 65th Street, Suite 100, Emeryville, California 94608.

   Item 2.  Identity and Background.

     (a) This statement is filed by the Reporting Persons. The Reporting Persons are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of WP VIII is WP. WP LLC manages WP VIII. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations are set forth on Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP VIII is that of making venture capital and related investments. The principal business of WP is acting as general partner of WP VIII, Warburg, Pincus Equity Partners, L.P., Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P. and Warburg, Pincus Investors, L.P. and certain related funds. The principal business of WP LLC is acting as manager of WP VIII, Warburg, Pincus Equity Partners, L.P., Warburg Pincus International Partners, L.P., Warburg, Pincus Ventures International L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P. and certain related funds.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

   Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to the Series A Preferred Stock Purchase Agreement (the "Purchase Agreement") attached hereto as Exhibit 2, dated as of September 23, 2001, by and between WP VIII, the Company and certain other investors named in the Schedule of Purchasers to the Purchase Agreement, (1) WP VIII agreed to purchase 1,000,000 shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock") at a price of $10 per share, with the purchase price to be paid in cash at the Closing, as defined in the Purchase Agreement;
(2) upon the Closing, the Company will issue to WP VIII warrants to purchase up to an aggregate of 1,000,000 additional shares of Series A Preferred Stock at a price of $10 per share in cash, which warrants are exercisable for up to one year after the Closing in certain circumstances, in the forms attached hereto as Exhibit 3 ("Preferred Stock Warrants"); (3) upon the Closing, the Company will issue to WP VIII a warrant to purchase up to 5,000,000 shares of Common Stock at a price of $1.00 per share in the form attached hereto as Exhibit 4 ("Common Stock Warrant") and (4) the Company agreed to grant to WP VIII additional Common Stock Warrants to purchase that number of shares of Common Stock equal to 25% of the number of shares of Common Stock into which the shares of Series A Preferred Stock issued upon exercise of the Preferred Stock Warrants are convertible, at the time such Preferred Stock Warrants are exercised. Each share of Series A Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.50, or at an initial conversion rate of 20 shares of Common Stock for each share of Series A Preferred Stock converted, subject to certain adjustments as set forth in the Certificate of Designation of Series A Preferred Stock of the Company, attached hereto as Exhibit 5 (the "Certificate of Designation").

     The total amount of funds required to purchase the Series A Preferred Stock at the Closing pursuant to the Purchase Agreement will be $10,000,000 and will be furnished from the working capital of WP VIII. If WP VIII elects to exercise the Preferred Stock Warrants in full, the total amount of funds that will be required to purchase the additional shares of Series A Preferred Stock issuable upon such exercise will be $10,000,000, which will be furnished from the working capital of WP VIII. If WP VIII elects to exercise the Common Stock Warrants in full for cash, the total amount of funds that will be required to purchase the Common Stock pursuant to such warrants will be $5,000,000 ($10,000,000 if the Preferred Stock Warrants are exercised in full), which will be provided from the working capital of WP VIII. However, the Common Stock Warrants provide WP VIII the option to convert such warrants on a cashless basis by electing to have the Company withhold a number of shares otherwise issuable upon exercise of the Warrants that is equal in value at the time of conversion to the aggregate exercise price of the Common Stock Warrants. WP VIII has not made any determination as to whether it would exercise the Common Stock Warrants, if at all, either for cash or on a cashless basis. Except as otherwise expressly stated, all shares are reported on a common stock equivalent basis, assuming that all warrants issued or issuable pursuant to the Purchase Agreement are exercised in full for cash.

   Item 4. Purpose of Transaction.

     The transactions described herein are being effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant may decide at any time to increase or to decrease the size of their investment in the Company.

     WP VIII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and WP VIII agreed to purchase the number of shares of Series A Preferred Stock at the Closing and the Company agreed to issue to

WP VIII at the Closing the Preferred Stock Warrants and Common Stock Warrants, all as described in Item 3 above. The Series A Preferred Stock and Common Stock Warrants contain adjustment provisions pursuant to which, in certain circumstances, WP VIII may be entitled to acquire additional shares of the Company's Common Stock. In addition, the number of shares of Common Stock into which the Preferred Stock is convertible will increase at the rate of 8.00% per year from the date of issue. As a condition to closing under the Purchase Agreement, the Company will file the Certificate of Designation, which provides that the Series A Preferred Stock shall have dividend, liquidation, conversion and voting rights in preference to the Common Stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the Form of Certificate of Designation attached as Exhibit 5 hereto.

     Conversion of Series A Preferred Stock. Pursuant to the Certificate of Designation, the Company may cause all of the shares of Series A Preferred Stock to be automatically converted into Common Stock at any time after the fifth anniversary of the date of initial issuance of such shares, provided that the Company may only cause such automatic conversion if the closing price per share of Common Stock for thirty (30) consecutive trading days ending within ten (10) days of the date on which notice of such automatic conversion is given to the holders of the Series A Preferred Stock shall have been at least $5.00, as adjusted for any stock splits, stock dividends and similar events. All shares of the Series A Preferred Stock will also automatically convert into Common Stock at the election of the holders of a majority of the outstanding shares of Series A Preferred Stock. The Series A Preferred Stock may also be converted at any time at the election of each holder.

     Voting. As set forth in the Certificate of Designation, holders of Series A Preferred Stock are entitled to vote such stock on an as converted basis, together with the holders of Common Stock as a single class with respect to all matters, except under specified circumstances described below under "Board Representation" with respect to the election of directors and under "Change of Control," with respect to certain Change of Control transactions. In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding Shares, (i) amend or repeal the provisions of the Certificate of Designation; (ii) authorize or issue any shares of a class or series senior to the Series A Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock senior to the Series A Preferred Stock;
(iii) issue any bonds, debentures or notes or incur similar debt obligations, other than trade debt in the ordinary course of business; (iv) pay any dividend on any shares of stock junior to the Series A Preferred Stock or repurchase or redeem any such shares of stock junior to the Series A Preferred Stock, except for repurchases of unvested shares of stock at cost from employees, directors, consultants and other service providers; (v) repurchase any outstanding shares of stock, except for repurchase of shares held by employees pursuant to repurchase agreements approved by the board of directors and redemption of shares of Series A Preferred Stock; (vi) amend the bylaws to increase the authorized number of directors of the Company to more than eight; or (vii) authorize or issue any shares of any class or series of stock on parity with the Series A Preferred Stock or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock on parity with the Series A Preferred Stock unless Preferred Stock Warrants are not exercised to purchase 500,000 or more shares of Series A Preferred Stock prior to the six-month anniversary of the date of first issuance of Series A Preferred Stock.

     Board Representation. The terms of the Series A Preferred Stock, as set forth in the Certificate of Designation, provide for holders of the Series A Preferred Stock to elect three members to the Board, voting separately as a class. Except as described in the next sentence, this provision remains in effect for so long as at least 75% of the shares of Series A Preferred Stock issued by the Company remain outstanding. If less than 75% but at least 50% of the shares of Series A Preferred Stock issued by the Company remain outstanding, or if WP VIII does not exercise Preferred Stock Warrants to purchase at least 500,000 shares of Series A Preferred Stock, the number of directors to be elected by holders of Series A Preferred Stock voting separately shall be reduced to two. If less than 50% but at least 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the number of directors to be elected by holders of the Series A Preferred Stock voting separately shall be reduced to one. If less than 25% of the shares of Series A Preferred Stock issued by the Company remain outstanding, the holders of Series A Preferred Stock will no longer have the right to elect any members of the board of directors voting separately. All other directors will be elected by the holders of the Common Stock and the Series A Preferred Stock voting as a single class. The initial designees of the holders of Series A Preferred Stock, Cary Davis, Nancy Martin and Gayle Crowell, will be appointed to the Board effective as of the Closing. Mr. Davis and Ms. Martin are Members and Managing Directors of WP LLC and are Partners of WP. Ms. Crowell is a full-time adviser of WP LLC.

     Change of Control. Under the Certificate of Designation, the Company may not consummate any Change of Control Transaction, as defined the Certificate of Designation, without the affirmative vote of holders of a majority of the outstanding shares of Series A Preferred Stock, unless such transaction would result in aggregate consideration paid in respect of such Series A Preferred Stock equal to the original purchase price thereof, plus an internal rate of return equal to at least 50%. In addition, in the event of any Change of Control Transaction, holders of Common Stock Warrants will have the right to deliver such warrants to the Company in exchange for payments equal to the Black-Scholes value of such warrants at the time of such transaction, payable in cash or, subject to certain conditions, Common Stock of the Company.

     Preemptive Rights. Effective as of the closing under the Purchase Agreement and subject to certain exceptions, the Company will grant to the purchasers of Series A Preferred Stock rights to maintain their percentage ownership in the Company in the event of future equity issuances by the Company. A copy of the Preemptive Rights Agreement providing for such rights is attached as Exhibit 6 hereto.

     Registration of Shares of Common Stock for Resale. Pursuant to the terms of the Purchase Agreement, subject to certain condtions, the Company has agreed to prepare and file with the SEC, upon request of the Purchasers of Series A Preferred after June 1, 2002, registration statements to enable the resale of the shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock (including Series A Preferred Stock issuable upon exercise of the Preferred Stock Warrants) and upon exercise or conversion of the Common Stock Warrants.

     The foregoing summary of the Purchase Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Purchase Agreement, the Preferred Stock Warrants, the Common Stock Warrants, the Certificate of Designation and the Preemptive Rights Agreement, copies of which are set forth as Exhibits 2-6 and are incorporated herein by reference.

     Except as set forth above in this statement, and in Item 6 below, none of the Reporting Persons nor, to the best of their knowledge, any person listed on
Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

   Item 5. Interest in Securities of the Issuer.

     (a) As of September 23, 2001, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock. After the closing under the Purchase Agreement, and assuming (i) exercise of all Preferred Stock Warrants issued to WP VIII; (ii) full conversion of the shares of Series A Preferred Stock issuable to WP VIII at the closing and pursuant to the Preferred Stock Warrants and (iii) full exercise for cash of all Common Stock Warrants issuable to WP VIII at the closing and upon exercise of the Preferred Stock Warrants, WP VIII may be deemed to beneficially own 50,000,000 shares of Common Stock, representing approximately 55.5% of the outstanding shares of Common Stock, based on the 40,166,616 shares of Common Stock outstanding as of August 31, 2001 (which number was represented by the Company in the Purchase Agreement to be outstanding on that date), calculated in accordance with Rule 13d-3 under the Exchange Act. By reason of their respective relationships with WP VIII and each other, each of the other Reporting Persons may also be deemed under Rule 13d-3 under the Exchange Act to own beneficially 50,000,000 shares of Common Stock, representing approximately 55.5% of the outstanding Common Stock.

     One Member and Managing Director of WP LLC and Partner of WP owns approximately 3,298 shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership of these shares.

     In addition, and as described in Item 6, WP VIII has entered into voting agreements with holders of 10,770,132 shares of Common Stock (the "Voting Agreement Shares"), pursuant to which WP VIII may be deemed a beneficial owner of such shares. Taking into account the Voting Agreement Shares, together with the Common Stock issuable upon conversion of Series A Preferred Stock and exercise of Common Stock Warrants issuable to WP VIII and held by the Member and Managing Director of WP LLC and Partner of WP, WP VIII may be deemed the beneficial owner of an aggregate of 60,773,430 shares of Common Stock, or 67.4% of the Company's Common Stock, calculated in accordance with Rule 13d-3. WP VIII expressly disclaims beneficial ownership of the Voting Agreement Shares.

     (b) WP and WP LLC share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 60,773,430 shares of Common Stock it may be deemed to beneficially own.

     The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

     (c) Other than as set forth in Item 4 hereof, no transactions in the Common Stock were effected during the last sixty days by the Reporting Persons or any of the persons set forth on Schedule I or in Item 2(d) hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)   Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     As an inducement to WP VIII to enter into the Purchase Agreement, on September 23, 2001, Sierra Ventures Group, John P. Bantleman, James J. Bozzini, John Oltman, Kurt Heikkinen, Joseph A. Fuca, Jeff Drazan, Paul Rochester, Judith Hamilton, Kenneth J. Bozzini, David Hsieh and Ian Reay (the "Stockholders") of the Company, who collectively owned 10,770,132 shares of the Company's Common Stock entered into a voting agreement (the "Voting Agreement") with WP VIII in the form attached hereto as Exhibit 7. Pursuant to the Voting Agreement, each of the stockholders agreed to vote (or cause to be voted) all of the shares of the Company's stock owned or acquired by them at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company, (i) in favor of the approval of the transactions contemplated by the Purchase Agreement including the issuance of capital stock of the Company pursuant thereto, (ii) in favor, to the extent it is necessary, of an increase in the number of authorized, but unissued, shares of Company Common Stock, in an amount determined by the Company's Board of Directors,
(iii) in favor, if proposed by the Company's Board of Directors, of a reverse stock split of the Company's Common Stock, and (iv) in favor of any other matter directly relating to and in furtherance of consummation of the transactions contemplated by the Purchase Agreement. The Voting Agreement will terminate upon the earliest to occur of the approval by the Company's stockholders of each of the matters described above, the termination of the Purchase Agreement according to its terms and the termination of the Voting Agreement by mutual consent of the parties. This summary of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement attached as Exhibit 7 hereto.

     In addition to their outstanding shares of common stock, the Reporting Persons have been advised by the Company that the stockholders have rights to acquire an aggregate of 5,384,164 shares of common stock within 60 days of the date of this filing. Any shares of common stock acquired by any stockholder after the date hereof and prior to the termination of the Voting Agreement would be subject to the Voting Agreement.

     The Purchase Agreement and the agreements, contemplated thereby were entered into as of September 23, 2001 and is described in Item 3, Item 4 and
Item 5 above.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

   Item 7. Material to be Filed as Exhibits

     1.   Joint Filing Agreement

     2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.

     3. Form of Form A Subscription Warrant and Form of Form B Subscription Warrant.

     4.   Form of Warrant to Purchase Shares of Common Stock.

     5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc.

     6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.

     7. Form of Voting Agreement between WP VIII and certain stockholders of the Company.

     8.   Power of Attorney.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1 , 2001                WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                            By: /s/ Scott Arenare
                                               ---------------------------------
                                               Name:  Scott Arenare
                                               Title: Attorney in Fact

Dated:  October 1 , 2001                WARBURG PINCUS & Co.

                                            By: /s/ Scott Arenare
                                               ---------------------------------
                                               Name:  Scott Arenare
                                               Title: Attorney in Fact

Dated:  October 1 , 2001                WARBURG PINCUS LLC

                                            By: /s/ Scott Arenare
                                               ---------------------------------
                                               Name:  Scott Arenare
                                               Title: Vice President

                                                                      SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Private Equity VIII ("WP VIII") is WP. WP VIII, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP

                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                     POSITION WITH WP, AND POSITIONS WITH THE
           NAME                                 REPORTING ENTITIES
Joel Ackerman                  Partner of WP; Member and Managing Director of WP LLC
Gregory Back                   Partner of WP; Member and Managing Director of WP LLC
David Barr                     Partner of WP; Member and Managing Director of WP LLC
Harold Brown                   Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney                 Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt                Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter               Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis                  Partner of WP; Member and Managing Director of WP LLC
Stephen Distler                Partner of WP; Member and Managing Director of WP LLC
Stewart K. P. Gross            Partner of WP; Member and Senior Managing Director of WP LLC
Patrick T. Hackett             Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris              Partner of WP; Member and Senior Managing Director of WP LLC
William H. Janeway             Partner of WP; Member and Vice Chairman of WP LLC
Charles R. Kaye                Partner of WP; Member and Executive Managing Director of WP LLC
Henry Kressel                  Partner of WP; Member and Senior Managing Director of WP LLC
Joseph P. Landy                Partner of WP; Member and Executive Managing Director WP LLC
Sidney Lapidus                 Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee                    Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff               Partner of WP; Member and Managing Director of WP LLC
Reuben S. Leibowitz            Partner of WP; Member and Managing Director of WP LLC
David E. Libowitz              Partner of WP; Member and Managing Director of WP LLC
Nancy Martin                   Partner of WP; Member and Managing Director of WP LLC
Edward J. McKinley             Partner of WP; Member and Managing Director of WP LLC
Rodman W. Moorhead III         Partner of WP; Member and Managing Director of WP LLC
James Neary                    Partner of WP; Member and Managing Director of WP LLC
Howard H. Newman               Partner of WP; Member and Vice Chairman of WP LLC
Gary D. Nusbaum                Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak                   Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus               Managing Partner of WP; Managing Member, Chairman of the Board
                               and Chief Executive Officer of WP LLC
John D. Santoleri              Partner of WP; Member and Managing Director of WP LLC
Steven G. Schneider            Partner of WP; Member and Managing Director of WP LLC

                                   PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                     POSITION WITH WP, AND POSITIONS WITH THE
           NAME                                 REPORTING ENTITIES
Barry Taylor                   Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein             Partner of WP; Member, and President of WP LLC
Elizabeth H. Weatherman        Partner of WP; Member and Managing Director of WP LLC
David Wenstrup                 Partner of WP; Member and Managing Director of WP LLC

Pincus & Co.(1)
NL & Co.(2)
--------

(1) New York limited partnership; primary activity is ownership interest in WP and WP LLC

(2) New York limited partnership; primary activity is ownership interest in WP.

                               MEMBERS OF WP LLC

                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                        POSITION WITH WP LLC, AND POSITIONS WITH THE
     NAME                                            REPORTING ENTITIES
Joel Ackerman                      Member and Managing Director of WP LLC; Partner of WP
Gregory Back                       Member and Managing Director of WP LLC; Partner of WP
David Barr                         Member and Managing Director of WP LLC; Partner of WP
Frank M. Brochin (1)               Member and Managing Director of WP LLC
Harold Brown                       Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney                     Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt                    Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter                   Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis                      Member and Managing Director of WP LLC; Partner of WP
Stephen Distler                    Member and Managing Director of WP LLC; Partner of WP
Tetsuya Fukagawa (2)               Member and Managing Director of WP LLC
Makoto Fukuhara (2)                Member and Managing Director of WP LLC
Stewart K. P. Gross                Member and Senior Managing Director of WP LLC; Partner of WP
Alf Grunwald (3)                   Member and Managing Director of WP LLC
Patrick T. Hackett                 Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris                  Member and Senior Managing Director of WP LLC; Partner of WP
Sung-Jin Hwang (4)                 Member and Managing Director of WP LLC
Roberto Italia (5)                 Member and Managing Director of WP LLC
William H. Janeway                 Member and Vice Chairman of WP LLC; Partner of WP
Charles R. Kaye                    Member and Executive Managing Director of WP LLC; Partner of WP
Rajesh Khanna (6)                  Member and Managing Director of WP LLC
Henry Kressel                      Member and Senior Managing Director of WP LLC; Partner of WP
Rajiv B. Lall (6)                  Member and Managing Director of WP LLC
Joseph P. Landy                    Member and Executive Managing Director of WP LLC; Partner of WP
Sidney Lapidus                     Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee                        Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff                   Member and Managing Director of WP LLC; Partner of WP
Reuben S. Leibowitz                Member and Managing Director of WP LLC; Partner of WP
David E. Libowitz                  Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock (7)            Member and Managing Director of WP LLC
John W. MacIntosh (8)              Member and Managing Director of WP LLC
Nancy Martin                       Member and Managing Director of WP LLC; Partner of WP
Edward J. McKinley                 Member and Managing Director of WP LLC; Partner of WP
Rodman W. Moorhead III             Member and Managing Director of WP LLC; Partner of WP
James Neary                        Member and Managing Director of WP LLC; Partner of WP
Howard H. Newman                   Member and Vice Chairman of WP LLC; Partner of WP
Gary D. Nusbaum                    Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak                       Member and Managing Director of WP LLC; Partner of WP

                                        PRESENT PRINCIPAL OCCUPATION IN ADDITION TO
                                        POSITION WITH WP LLC, AND POSITIONS WITH THE
     NAME                                            REPORTING ENTITIES
Lionel I. Pincus                   Managing Member, Chairman of the Board and Chief Executive
                                   Officer of WP LLC; Managing Partner of WP
Pulak Chandan Prasad (6)           Member and Managing Director of WP LLC
John D. Santoleri                  Member and Managing Director of WP LLC; Partner of WP
Steven G. Schneider                Member and Managing Director of WP LLC; Partner of WP
Melchior Stahl (3)                 Member and Managing Director of WP LLC
Chang Q. Sun (9)                   Member and Managing Director of WP LLC
Barry Taylor                       Member and Managing Director of WP LLC, Partner of WP
John L. Vogelstein                 Member and President of WP LLC; Partner of WP
Elizabeth H. Weatherman            Member and Managing Director of WP LLC; Partner of WP
David Wenstrup                     Member and Managing Director of WP LLC; Partner of WP
Jeremy S. Young (7)                Member and Managing Director of WP LLC
Pincus & Co.(1)

(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China



















--------------
(1) New York limited partnership; primary activity is ownership interest in WP and EMW LLC

                                 Exhibit Index

1.   Joint Filing Agreement

2. Series A Preferred Stock Purchase Agreement, dated as of September 23, 2001, by and between the Company, WP VIII and certain other persons.

3.   Form of Form A Subscription Warrant and Form of Form B Subscription
     Warrant.

4.   Form of Warrant to Purchase Shares of Common Stock.

5. Form of Certificate of Designation of Series A Preferred Stock of Evolve Software, Inc.

6. Form of Preemptive Rights Agreement between the Company, WP VIII and certain other persons.

7. Form of Voting Agreement between WP VIII and certain stockholders of the Company.

8.   Power of Attorney.